Exhibit 7(b)(.4)

                            AXSYS TECHNOLOGIES, INC.
                Notes to Unaudited Pro Forma Financial Statements

(a) Represents additional borrowings required to fund the cash portion of the acquisition price for the stock of Teletrac.

(b) Represents value of the 153,000 shares of Axsys common shares issued to Teletrac shareholders.

(c)   To eliminate the historical equity of Teletrac.

(d) To reflect the estimated effect of recording the net assets of Teletrac at their fair value in accordance with the purchase method of accounting for a business combination.

(e) To adjust interest expense for interest on incremental borrowings required to fund the cash portion of the acquisition price.

(f) To amortize the incremental Excess of Cost over Net Assets Acquired, created as a result of the acquisition, over 30 years.

(g)   To reflect the tax effect of the pro forma adjustments.